UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*
 ___________________________________

Fisker Inc.
(Name of Issuer)

Class A Common Stock, par value of $0.00001 per share
 (Title of Class of Securities)

33813J106
(CUSIP Number)

June 12, 2021
(Date of Event which Requires Filing of this Statement)
___________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 33813J106	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Magna International Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,969,986 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
12,969,986 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,969,986 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	This amount consists entirely of Shares that the Reporting Person has the right to acquire upon exercise of 12,969,986 Warrants (as defined herein).
(2)
This percentage is based upon 175,855,169 Shares outstanding, which is the sum of (i) 162,885,183 Shares outstanding as of May 14, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021 and (ii) 12,969,986 Shares issuable upon exercise of Warrants held by the Reporting Persons, which Shares have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 33813J106	Page 3 of 5 Pages
Item 1(a)	Name of Issuer:

Fisker, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1888 Rosecrans Avenue, Manhattan Beach, California 90266

Item 2(a)	Name of Person Filing:

Magna International Inc. (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

337 Magna Drive, Aurora, Ontario, L6G 7K1, Canada

Item 2(c)	Citizenship:

The Reporting Person is an Ontario, Canada corporation

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value of $0.00001 per share (the “Shares”)

Item 2(e)	CUSIP Number:

33813J106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of June 12, 2021, the Reporting Person may be deemed the beneficial owner of 12,969,986 Shares.  This amount consists entirely of Shares that the Reporting Person has the right to acquire upon exercise of 12,969,986 warrants, each with a price of $0.01 (“Warrants”).

The Warrants vest in three steps, upon the achievement of three separate milestones, as described in more detail in the Issuer’s annual proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on April 27, 2021. The first milestone was met on December 31, 2020, at which point 6,484,993 Warrants vested.  The second milestone was met on June 12, 2021, at which point another 6,484,993 Warrants vested.  The third milestone, at which point 6,504,468 Warrants will vest, has not been met yet and so such Warrants are not included in the Reporting Person’s beneficial ownership reported herein. The Warrants will vest in full upon a change of control of the Issuer, and the right of the Reporting Person to exercise vested Warrants expires on October 29, 2030.

CUSIP No. 33813J106	Page 4 of 5 Pages

Sole investment and voting power of the Shares is exercised by the Reporting Person, acting through its Board of Directors (“Board”) and its management. The Reporting Person’s Board is comprised of William L. Young, Peter G. Bowie, Mary S. Chan, Hon. V. Peter Harder, Seetarama (Swamy) Kotagiri, Dr. Kurt J. Lauk, Robert F. MacLellan, Mary Lou Maher, Cynthia A. Niekamp, William A. Ruh, Dr. Indira V. Samarasekera and Lisa S. Westlake, and the Reporting Person’s management team is comprised of Seetarama (Swamy) Kotagiri, Vincent J. Galifi, Tommy J. Skudutis, Guenther F. Apfalter, Bruce R. Cluney, Uwe Geissinger, Sherif S. Marakby, Anton Mayer, Aaron D. McCarthy, Boris Shulkin and Eric J. Wilds. Each member of the Reporting Person’s Board and management team has shared voting and investment power over the Shares. Each member of the Reporting Person’s Board or management disclaims any beneficial ownership of the reported Shares.

Item 4(b)	Percent of Class:

As of June 12, 2021, the Reporting Person may be deemed the beneficial owner of approximately 7.4% of Shares outstanding. This percentage is based upon 175,855,169 Shares outstanding, which is the sum of (i) 162,885,183 Shares outstanding as of May 14, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 17, 2021 and (ii) 12,969,986 Shares issuable upon exercise of Warrants held by the Reporting Persons, which Shares have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	12,969,986
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	12,969,986
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifvfication.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33813J106	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2021

Magna International Inc.

By:	/s/ Bassem A. Shakeel
Name: Bassem A. Shakeel
Title: Vice-President and Corporate Secretary